SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒	Definitive Proxy Statement
☐	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

 Pioneer Floating Rate Trust

(Name of Registrant as Specified In Its Charter)

Saba Capital Management, L.P.

Boaz R. Weinstein

Charles I. Clarvit

Stephen G. Flanagan

Frederic Gabriel

(Name of Person(s) Filing Consent Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

2)	Aggregate number of securities to which transaction applies:

3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

4)	Proposed maximum aggregate value of transaction:

5)	Total fee paid:

☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1)	Amount Previously Paid:

2)	Form, Schedule or Registration Statement No.:

3)	Filing Party:

4)	Date Filed:

FELLOW SHAREHOLDERS – NOW IS THE TIME TO VOTE FOR CHANGE

Over the next few weeks, you will be asked to make a very important decision regarding your investment in Pioneer Floating Rate Trust (Ticker: PHD).

When evaluating the performance of a fund manager, it’s important to observe the total return of your investment (this includes distributions paid) and compare this to the total return of your manager’s benchmark. Through this you will be able to determine if your manager is earning the fees you are paying them to manage your money. The table below shows that while Pioneer is taking millions in advisory fees from shareholders they are significantly underperforming their benchmark.

Period	Underperformance Vs. Benchmarki
1 Year	-2.1%
2 Year	-3.8%
3 Year	-8.3%
Since IPO	-24.7%

Year-To-Date Performance Vs. Benchmark	-5.7%

Consistent with Pioneer’s poor long-term track record, this year it underperformed again. The reason is not just poor investment decisions. It is also because the share price of PHD has traded below its net asset value every single day since September 2013.

You are probably wondering why the Board, mandated to protect your investment, hasn’t made critical changes. It could ask Pioneer to take a management fee cut. It could merge PHD into a nearly identical Pioneer open-ended fund – a step recently taken by BlackRock for two of its funds as a way to immediately raise the share price to full net asset value, and lower the expense ratio.

Unlike you, there isn’t a single Board member that has a dime invested in PHD. They don’t lose any money when Pioneer underperforms and they don’t pay Pioneer’s high fees each year like you do. The Board is paid hundreds of thousands of dollars each year to sit on the boards of PHD and dozens of other Pioneer funds. Below is a list of the current Trustees.

Name of Trustee	Total Compensation from Pioneer Funds	Shares Owned of Pioneer Floating Rate Trust (PHD)ii
Lisa M. Jones	Pioneer Employee – undisclosed	None
Kenneth J. Taubes	Pioneer Employee – undisclosed	None
John E. Baumgardner, Jr.	$20,604 each year	None
Diane P. Durnin	$61,108 each year	None
Benjamin M. Friedman	$288,500 each year	None
Lorraine H. Monchak	$279,250 each year	None
Thomas J. Perna	$365,500 each year	None
Marguerite A. Piret	$271,750 each year	None
Fred J. Ricciardi	$256,250 each year	None

PHD has expressed in its preliminary proxy statement that it may seek to invalidate Saba’s nominees and shareholder proposal due to what the PHD purports to be missing information regarding Saba and its Nominees. To be clear, the PHD’s claims are completely baseless. Saba’s nominees and proposal were submitted in accordance with the informational requirements of the PHD’s Bylaws. In fact, in the spirit of good faith and cooperation, Saba continued to provide PHD, through no less than four additional letters, with extensive and additional information not required by the PHD’s Bylaws. PHD’s suggestions that Saba has not complied with the notice requirements of the Bylaws are a thinly veiled and desperate attempt to deny shareholders their right to vote on nominees who can deliver a fresh perspective to PHD’s board.

It’s incumbent on all of us to send a message that Pioneer – a firm with $1.7 trillion under management – cannot trap their investors, big or small, in high-fee poorly performing funds. Passing these proposals can help fix decades of underperformance by reducing fees and expenses and quickly increasing the share price of PHD to its published net asset value. As the largest investor in PHD, our interests are fully aligned with yours.

Please vote the GOLD proxy card today so we can increase the share price of PHD in the short-term and long-term.

DATED August 18, 2020

Pioneer Floating Rate Trust

__________________________

SUPPLEMENT TO THE PROXY STATEMENT OF

Saba Capital Management, L.P.

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

The following supplements and amends the definitive proxy statement, filed with the Securities and Exchange Commission (the "SEC") on July 29, 2020 (the "Saba Proxy Statement") by Saba Capital Management, L.P. and certain of its affiliates ("Saba") in connection with its solicitation of proxies (the "Proxy Solicitation") from the shareholders of Pioneer Floating Rate Trust, a Delaware statutory trust and a closed-end management investment company registered under the Investment Company Act of 1940 (the "Fund").

Except as described in this supplement, the information provided in the Saba Proxy Statement continues to apply and this supplement should be read in conjunction with the Saba Proxy Statement. To the extent the following information differs from, updates or conflicts with information contained in the Saba Proxy Statement, the supplemental information below is more current. Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Saba Proxy Statement. If you need another copy of the Saba Proxy Statement, please contact our proxy solicitor, InvestorCom, toll free at (877) 972-0090, or banks and brokers may call collect at (203) 972-9300.

Supplemental Disclosures

According to the Fund's proxy statement, the Annual Meeting is scheduled for 3:00 p.m. (Eastern Time) on September 16, 2020 at the offices of Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts 02110.

The Fund has also disclosed in the Fund's proxy statement that while it currently plans to hold the Annual Meeting at the offices of Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts 02110, due to potential precautions in connection with the novel coronavirus (COVID-19), the Board reserves the right to reconsider the date, time, and/or means of convening the Annual Meeting and that subject to any restrictions imposed by applicable law, the Board may choose to conduct the Annual Meeting solely by means of remote communications, or may hold a “hybrid” meeting where some participants attend in person and others attend by means of remote communications. If the Board chooses to change the date, time, and/or means of convening the Annual Meeting, including holding the Annual Meeting by means of remote communications, the Fund will announce the decision to do so in advance, and details on how to participate will be set forth in a press release issued by the Fund, filed with the SEC as additional proxy material, and/or posted on the Fund's website: amundipioneer.com/us.

       Pursuant to Rule 14a-5(c), we have omitted from the Saba Proxy Statement certain disclosure required by applicable law to be included in the Fund's proxy statement in connection with the Proxy Solicitation.  Such disclosure includes information regarding securities of the Fund beneficially owned by the Fund's directors and management; certain stock beneficial ownership of more than 5% of the Fund's voting securities; information concerning the Fund's trustees; information regarding the compensation of named executive officers and trustees; and information concerning the procedures for submitting shareholder proposals and trustee nominations intended for consideration at the 2021 annual meeting of shareholders and for consideration for inclusion in the proxy materials for that meeting. With regards to such disclosure, we refer shareholders to the Fund's proxy statement filed by the Fund on Schedule 14A with the SEC on August 3, 2020. We take no responsibility for the accuracy or completeness of information contained in the Fund's proxy statement.

If you have already voted using the Fund's white proxy card, you have every right to change your vote by completing and mailing the enclosed GOLD proxy card in the enclosed pre-paid envelope or by voting via Internet or by telephone by following the instructions on the GOLD proxy card. You may change your proxy instructions or revoke your proxy by following the instructions under "Can I change my vote or revoke my proxy?" copied below.

Can I change my vote or revoke my proxy?

If you are the shareholder of record, you may change your proxy instructions or revoke your proxy at any time before your proxy is voted at the Annual Meeting. Proxies may be revoked by any of the following actions:

☐	returning a later-dated proxy card either by signing, dating and returning the enclosed GOLD proxy card (the latest dated proxy is the only one that counts);

☐	delivering a written revocation to the secretary of the Fund; or

☐	attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not, by itself, revoke a proxy).

If your shares are held in a brokerage account by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee. If you attend the Annual Meeting and you beneficially own Common Shares but are not the record owner, your mere attendance at the Annual Meeting WILL NOT be sufficient to revoke any previously submitted proxy card. You must have written authority from the record owner to vote your shares held in its name at the meeting in the form of a "legal proxy" issued in your name from the bank, broker or other nominee that holds your shares. If you have any questions or require any assistance with voting your shares, please contact our proxy solicitor, InvestorCom toll free at (877) 972-0090 or collect at (203) 972-9300 for assistance or if you have any questions.

IF YOU HAVE ALREADY VOTED USING THE FUND'S WHITE PROXY CARD, WE URGE YOU TO REVOKE IT BY FOLLOWING THE INSTRUCTIONS ABOVE. Although a revocation is effective if delivered to the Fund, we request that a copy of any revocation be mailed to Saba Capital Management, L.P., c/o InvestorCom, 19 Old Kings Highway S., Suite 210 • Darien, CT 06820, so that we will be aware of all revocations.

We urge you to sign, date and return the GOLD proxy card to vote "FOR" ALL PROPOSALS.

If you have any questions or require any assistance with voting your proxy card, please contact our proxy solicitor:

19 Old Kings Highway S., Suite 210

Darien, CT 06820
Shareholders Call Toll-Free at: (877) 972-0090

E-mail: Saba@investor-com.com

Form of Gold Proxy Card

Pioneer Floating Rate Trust

Proxy Card for 2020 Annual Meeting of Shareholders (the “Annual Meeting”)

THIS PROXY SOLICITATION IS BEING MADE BY SABA CAPITAL MANAGEMENT, L.P. (“SABA CAPITAL”), Boaz R. Weinstein AND THE INDIVIDUALS NAMED IN PROPOSAL 1

THE BOARD OF TRUSTEES (THE “BOARD”) OF PIONEER FLOATING RATE TRUST IS NOT SOLICITING THIS PROXY

The undersigned appoints Michael D’Angelo, Paul Kazarian, Eleazar Klein, Pierre Weinstein and John Grau and each of them, attorneys and agents with full power of substitution to vote all common shares of Pioneer Floating Rate Trust, a Delaware statutory trust and a closed-end management investment company registered under the Investment Fund Act of 1940, as amended (the “Fund”), that the undersigned would be entitled to vote at the Annual Meeting of shareholders of the Fund scheduled to be held at the offices of Morgan, Lewis & Bockius LLP, One Federal Street, Boston, Massachusetts 02110, on Wednesday, September 16, 2020, at 3:00 p.m. (Eastern Time), including at any adjournments or postponements thereof, with all powers that the undersigned would possess if personally present, upon and in respect of the instructions indicated herein, with discretionary authority as to any and all other matters that may properly come before the meeting or any adjournment, postponement, or substitution thereof that are unknown to us a reasonable time before this solicitation.

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to said shares, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. This proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting (including any adjournments or postponements thereof).

If this proxy is signed and returned, it will be voted in accordance with your instructions. If you do not specify how the proxy should be voted, this proxy will be voted “FOR ALL” of the nominees in Proposal 1 (the “Nominees”) and “FOR” Proposal 2. None of the matters currently intended to be acted upon pursuant to this proxy are conditioned on the approval of other matters.

INSTRUCTIONS: FILL IN VOTING BOXES “❑” IN BLACK OR BLUE INK

We recommend that you vote “FOR ALL” of the Nominees below:

Proposal 1 – Election at the Annual Meeting of the three individuals nominated by Saba Capital.

Nominees: Charles I Clarvit Stephen G. Flanagan Frederic Gabriel	FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
	❑	❑	❑

(INSTRUCTIONS: To withhold authority to vote for any individual Nominee, mark the “For All Except” box above and write the name of the nominee(s) from which you wish to withhold in the space provided below.)

We recommend that you vote “FOR” Proposal 2:

	FOR	AGAINST	ABSTAIN
Proposal 2 – Termination of the Advisory Agreement between the Fund and Pioneer Investment Management, Inc., dated December 22, 2004, and all other advisory and management agreements between the Fund and Pioneer Investment Management, Inc.	❑	❑	❑

Signature (Capacity)	Date

Signature (Joint Owner) (Capacity/Title)	Date

NOTE: Please sign exactly as your name(s) appear(s) on stock certificates or on the label affixed hereto. When signing as attorney, executor, administrator or other fiduciary, please give full title as such. Joint owners must each sign personally. ALL HOLDERS MUST SIGN. If a corporation or partnership, please sign in full corporate or partnership name by an authorized officer and give full title as such.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS PROXY IN THE ENCLOSED RETURN ENVELOPE THAT IS POSTAGE PREPAID IF MAILED IN THE UNITED STATES.